
02050724

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
WASH., D.C.
SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2002 – Enerplus Resources Fund – Press Release – Purchase of interest in SAGD Project

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Dome Tower - 3000 – 333 – 7th Avenue S.W., Calgary, Alberta – Canada – T2P 2Z1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date August 8, 2002 By.. CHRISTINA MEEUWSEN CORPORATE SECRETARY
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

enerPLUS

Enerplus Resources Corporation
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

August 7, 2002
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX – ERF.un
NYSE – ERF

SCHEDULE "A"

Enerplus Resources Fund Purchases Interest in SAGD Project with an Option for Oil Sands Mining Development

Enerplus Resources Fund ("Enerplus") is pleased to announce that it has acquired a 16% working interest in Oil Sands Lease #24 (also known as the Joslyn Creek Lease) for CDN$16.4 million and the assumption of CDN$4.1 million in contingent project debt. Oil Sands Lease #24 is a 50,000-acre lease situated approximately 40 miles northwest of Fort McMurray. The property is strategically situated in the Athabasca Oil Sands fairway of central Alberta, adjacent to the MicMac oil sands mine and the Syncrude mine.

Oil Sands Lease #24 is operated by Deer Creek Energy Limited ("DCEL"), a privately held company. Mr. Gordon Kerr, President and C.E.O. of Enerplus, has been appointed to serve as a director of DCEL.

The long-term strategic nature of this investment provides Enerplus with an ideal entry into the development of the Athabasca Oil Sands – a key driver in the future of the Western Canadian Sedimentary Basin. Over the longer-term, this investment is expected to provide Enerplus unitholders with exposure to significant low-cost reserves and stable production growth.

SAGD Development

Initial assessment work for a steam assisted gravity drainage ("SAGD") project has been completed on the lease, including the drilling of 230 core hole wells, a third party independent engineering assessment, and the completion of a successful SAGD pilot project.

The next phase of the project will consist of a 2,000 barrel of oil per day ("BOPD") commercial SAGD development, which is scheduled to begin in early 2003. Oil production from this next phase is expected to commence in 2004. Project approval from the Energy Utility Board ("EUB") has been granted for the 2,000 BOPD commercial development. A full-scale commercial 30,000 BOPD SAGD project is expected to follow, with oil production on stream by 2008. The potential for a second 30,000 BOPD project also exists on the lease.

Enerplus' net capital expenditure commitments for the 2,000 BOPD project are estimated to be CDN$11.5 million over the next 2 years. Enerplus has the option to participate in further development of the oil sands lease, subject to non-participation provisions, but is under no obligation to do so. Should Enerplus elect to participate in the 30,000 BOPD commercial SAGD project, its share of capital is estimated to be CDN$50 million, spread over the 3-year period from 2005 to 2007. Additional capital would also be required for a second full-scale SAGD project. The payment of the CDN$4.1 million in contingent project debt is payable on achieving certain production targets.

Once fully developed, the SAGD projects are expected to have an established Reserve Life Index in excess of 25 years. The recoverable reserves associated with one 30,000 BOPD SAGD development on the Oil Sands Lease #24 are estimated to be 275 million barrels of oil (44 million barrels net to Enerplus). In keeping with current industry practices, Enerplus expects to record reserves as the Oil Sands Lease #24 is developed over time.

Longer-term Oil Sands Mine Potential

In addition to the SAGD project potential, the operator estimates that Oil Sands Lease #24 contains approximately 1.3 Billion barrels of possible recoverable oil reserves through conventional mining methods (approximately 200 million barrels net to Enerplus). The potential for conventional mining development provides future upside opportunities, although no plans have been formalized to develop these reserves in the near term.

Enerplus Resources Fund, established in 1986, is North America's largest conventional oil and natural gas income fund, with a current market capitalization of approximately CDN$2.0 billion. Trading on both the Toronto Stock Exchange (ERF.un) and the New York Stock Exchange (ERF), Enerplus offers investors a high yield investment that pays regular monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

For further information, please contact the Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com

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This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' 2001 Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay
Senior Vice-President, Capital Markets